UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [7 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:
811-10475	12-31-2008

2.	State identification number

AL X	AK X	AZ X	AR X	CA X	CO X
CT	DE	DC	FL X	GA X	HI
ID X	IL X	IN X	IA X	KS X	KY X
LA	ME	MD	MA	MI	MN X
MS	MO X	MT	NE X	NV X	NH
NJ X	NM	NY X	NC X	ND X	OH X
OK X	OR X	PA X	RI	SC	SD
TN X	TX X	UT X	VT	VA X	WA X
WV	WI X	WY	PUERTO RICO
Other (specify):

3.	Exact number of investment company as specified in registration statement: COUNTRY Mutual Funds Trust 333-68270

4.	Address of principal executive office (number, street, city, state, zip code): 1705 Towanda Avenue, Bloomington, IL 61701

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., and one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

February 23, 2009	615 East Michigan Avenue PO Box 701 Milwaukee, WI 53201-0701 toll free (800) 245-2100 www.countrymutualfunds.com
Ernst & Young LLP 875 East Wisconsin Avenue Milwaukee, WI 53202

In connection with your compliance attestation engagement relating to COUNTRY Mutual Funds Trust, comprising COUNTRY VP Growth Fund and COUNTRY VP Bond Fund (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 ("Rule 17f-2"), as of December 31, 2008 and for the three-month period then ended, we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to form an opinion on whether the Funds complied with the specified requirements, in all material respects. Accordingly, we make the following representations with respect to our compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2008 and for the three-month period then ended, which are true to the best of our knowledge and belief.

We acknowledge that, as members of management of the Funds we are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2008 and for the three-month period then ended.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 with respect to securities and similar investments reflected in the investment accounts of the Funds as of December 31, 2008 and for the three-month period then ended.

We have made available to you all documentation related to compliance with the requirements of subsections (b) and (c) of Rule 17f-2.

There has been no known noncompliance with the requirements of subsections (b) and (c) of Rule 17f-2 for the three-month period ended December 31, 2008, and through the date of your attestation examination report.

There have been no communications from regulatory agencies or internal auditors concerning possible noncompliance with the requirements of subsections (b) and (c) of Rule 17f-2 for the threemonth period ended December 31, 2008 and through the date of your attestation examination report.

No events or transactions have occurred since December 31, 2008 or are pending that would have an effect on our compliance with the requirements of subsections (b) and (c) of Rule 17f-2 at that date or for the three-month period then ended.

We are not aware of any capital lease, material cooperative arrangement, or other business relationship between the Company and Ernst & Young LLP or any other member firm of the global Ernst & Young organization.

We are not aware of any reason Ernst & Young LLP would not be considered to be independent.

We understand that your examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and was, therefore, designed primarily for the purpose of. expressing an opinion on whether the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2. We further understand that your tests of records and performance of other procedures were limited to those that you considered necessary for that purpose.

Very truly yours,

/s/ Philip T. Nelson
Philip T. Nelson
President

/s/ Theresa Boyd
Theresa Boyd
VP of Finance & Treasurer

Ernst & Young LLP 875 East Wisconsin Avenue Milwaukee, Wisconsin 53202

Tel: 414 273 5900 Fax: 414 223 7200 www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Trustees
COUNTRY Mutual Funds Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that COUNTRY VP Growth Fund and COUNTRY VP Bond Fund (two series constituting the COUNTRY Mutual Funds Trust) (the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of December 31, 2008.  Management is responsible for the Funds' compliance with those requirements.  Our responsibility is to express an opinion on mangement's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on at test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of December 31, 2008 and with respect to agreement of security purchases and sales, for the period from September 30, 2008 (the date of the last examination) through December 31, 2008:

●	Confirmation of all securities held by institutions in book entry form with Depository Trust Company (for DTC eligible securities) and The Northern Trust (for non-DTC eligible securities);

●	Confirmation of all cash balances with the custodian bank;

●	Confirmation of all mutual fund holdings with the account representative of each fund complex;

●	Confirmation of all unsettled trades with the respective broker, and where replies were not received, performance of other appropriate alternative procedures;

●	Reconciliation of all such securities and investments to the books and records of the Funds and COUNTRY Trust Bank, N.A., the Custodian and,

●	Agreement of 10 security purchases and 10 security sales of maturities since our last examination form the books and records of the Funds to broker confirmations.

We believe that our examination provided a reasonable basis for our opinion.  Our examination does not provide legal determination on the Funds' compliance with specified requirements.

A member firm of Ernst & Young Global Limited

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2008, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Milwaukee, Wisconsin
February 23, 2009